EXHIBIT 99.1

                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23      A Publicly Listed Company        NIRE. 35300010230



                        MEETING OF THE BOARD OF DIRECTORS
                               OF DECEMBER 6, 2004
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         The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. on
December 6 2004, at 3.00 p.m., met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the credit and distribution of interest on capital, complementary to interest paid in respect to this financial year, in addition to the mandatory dividend for 2004, pursuant to sub-item 16.2 of the corporate bylaws, bearing in mind the maximum attributable fiscal limit for 2004.

         Having examined the proposal, the Directors unanimously approved "ad referendum" of the General Stockholders Meeting:

1. by 4.29.2005, complementary interest on capital of R$ 4.73 per share will be paid, less 15% income tax at source, resulting in net interest of R$ 4.0205 per share, except shareholders demonstrating immunity or exemption from such tax;

2. the credit corresponding to the payment of this interest, which amounts to approximately 28 times the interest on capital paid on a monthly basis, will be passed through this company's accounts on 12.30.2004, individually to each stockholder, on the basis of the shares held on 12.23.2004.

         At the time of the approval of the financial statements of 2004, this Board of Directors may declare a further distribution of complementary interest on capital on the basis of the result reported for the 2004 fiscal year.

         There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, December 6 2004. (signed) Olavo Egydio Setubal
- Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                          ALFREDO EGYDIO SETUBAL
                                        Investor Relations Officer